

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 23, 2009

VIA U.S. MAIL

Adel Karas
President, Chief Executive Officer, and Chief Financial Officer
Calypte Biomedical Corporation
16290 S.W. Upper Boones Ferry Road
Portland, Oregon 97224

> **Re:** **Calypte Biomedical Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 27, 2009**
> **File No. 001-32280**

Dear Mr. Karas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief